SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

REPORT ON THE COMPLETION OF SPIN-OFF

SK Telecom Co., Ltd. reports the completion of a spin-off of its platform business (the “Spin-off”) as follows:

1.	Spin-off Schedule:

Event		Date

Board Resolution		July 19, 2011

Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011

Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011

Date of Spin-off		October 1, 2011

Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011

Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5 - August 8, 2011 August 10 and 12, 2011 August 12, 2011

(Note) A board resolution was adopted and announced in lieu of the above Shareholders’ Meeting for Report of Spin-off.

2.	Changes in Holdings of Major Shareholders: Holdings of major shareholders did not change because the Spin-off was a simple vertical spin-off.

3.	Exercise of Appraisal Rights by Dissenting Shareholders: Not applicable because the Spin-off was a simple vertical spin-off.

4.	Protection of Creditors: Pursuant to Article 530-9, Section 1 of the Korean Commercial Code, SK Telecom Co., Ltd. (the “Surviving Company”) and SK Planet Co., Ltd. (the “Spin-off Company”) are jointly and severally liable for the obligations of the Surviving Company accrued prior to the Spin-off.

5.	Status of Related Litigation: Not applicable.

6.	Allocation of New Shares of the Spin-off Company: The spin-off was a simple vertical spin-off made pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code, and thus all of the shares issued by the Spin-off Company were allocated to the Surviving Company.

7.	Summary of Financial Position Before and After Spin-off:

(as of March 31, 2011)

(Unit: 1,000 Won)

Description	Before Spin-off	After Spin-off
		Surviving Company	Spin-off Company
[Current assets]	5,201,960,796	4,479,301,043	722,659,753
(1) Cash and cash equivalents	1,060,331,856	560,331,856	500,000,000
(2) Trade receivables	1,337,137,322	1,284,784,411	52,352,911
(3) Non-trade receivables	2,102,886,693	1,957,681,078	145,205,615
(4) Other current assets	701,604,925	676,503,698	25,101,227
[Non-current assets]	14,331,971,646	14,827,363,294	752,858,174
(1) Long-term investment	1,759,645,371	1,756,032,803	3,612,568
(2) Capital stock of subsidiary and affiliated companies	3,593,759,479	4,461,081,557	376,365,744
(3) Property and equipment	5,436,270,206	5,312,308,058	123,962,148
(4) Intangible assets	1,359,724,984	1,118,744,515	240,980,469
(5) Goodwill	1,308,422,097	1,306,236,299	2,185,798
(6) Other non-current assets	874,149,509	872,960,062	5,751,447
TOTAL ASSETS	19,533,932,442	19,306,664,337	1,475,517,927
[Current liabilities]	4,630,271,982	4,409,689,011	220,582,971
[Long-term liabilities]	3,409,943,620	3,403,258,486	11,247,134
TOTAL LIABILITIES	8,040,215,602	7,812,947,497	231,830,105
[Capital stock]	44,639,473	44,639,473	30,000,000
[Other paid-in capital]	(24,643,471)	(24,643,471)	1,213,687,822
[Retained earnings]	10,783,750,914	10,783,750,914	—
[Other Stockholders’ Equity]	689,969,924	689,969,924	—

TOTAL STOCKHOLDERS’ EQUITY	11,493,716,840	11,493,716,840	1,243,687,822

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	19,533,932,442	19,306,664,337	1,475,517,927

(Note) The above figures are based on the financial information as of the close of March 31, 2011 and will be confirmed when the items subject to spin-off as of September 30, 2011 are determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By: /s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: October 11, 2011

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